UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C

Nitzba 300, Rosh HaAin, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On September 22, 2026, Innoviz Technologies Ltd. (the “Company”) received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has been granted an additional 180 calendar day period, or until March 22, 2027, to regain compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on March 25, 2026, the Company received notification from Nasdaq that, for the prior 30 consecutive business days, the closing bid price of the Company’s ordinary shares had been below $1.00 per share. The Company was initially provided 180 calendar days, or until September 21, 2026, to regain compliance. Because the Company did not regain compliance during the initial period, and because the Company meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market (with the exception of the bid price requirement), Nasdaq has determined that the Company is eligible for an additional 180 calendar day compliance period.

If at any time before March 22, 2027, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and the matter will be closed. The Company intends to continue to monitor the closing bid price of its ordinary shares and is considering available options, including, if necessary, effecting a reverse share split within the range approved by the Company's shareholders on September 16, 2026, to regain compliance prior to the expiration of the additional compliance period.

This notification has no immediate effect on the listing or trading of the Company’s ordinary shares on The Nasdaq Capital Market under the symbol “INVZ”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: September 23, 2026